

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2010

Paul Genova
Chief Executive Officer
Wireless Telecom Group, Inc.
25 Eastmans Road
Parsippany, New Jersey 07054

Re: Wireless Telecom Group, Inc.
Form 10-K for year ended December 31, 2009
Filed April 15, 2010
File No. 1-11916

Dear Mr. Genova:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for year ended December 31, 2009

Item 7 – Management's Discussion and Analysis of Financial Condition, page 15

Valuation of Goodwill, page 17

1. We note that the market value of your equity is significantly below your book value of equity at December 31, 2009 and June 30, 2010, which may be an indication that your remaining goodwill balance is impaired. Please tell us how many reporting units you have identified and the amount of goodwill allocated to each reporting unit.

2. Further to the above, for any reporting units in which the fair value of that reporting unit is not substantially in excess of carrying value, please revise future filings to disclose the following:

   - Percentage by which fair value exceeded carrying value as of the date of your most recent impairment test;
   - Amount of goodwill allocated to the reporting unit;

- Description of the valuation methods and key assumptions used and how the key assumptions were determined;
- Discussion of the degree of uncertainty associated with the key assumptions.
- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Results of Operations, page 17

Year Ended December 31, 2009 Compared to 2008, page 17

3.   We note that your revenues declined as the result of weakened demand due to the general decline in the economy. Please revise future filings to provide a more detailed discussion of the material changes in your sales that provides users with information relevant to an assessment of your financial condition and results of operations. In accordance with Item 303(A)(3)(iii) of Regulation S-K, please revise the discussion of sales in future filings to quantify the impact of prices and volume on your sales.

4.   Please tell us and revise future filings to clarify how "product mix sold" impacts your gross profit. For example, clarify the margins of the products you sell and how the relative amounts of each product type sold impacted your gross profit. Quantify if possible.

Item 10. Directors and Executive Officers, page 23

5.   In your future filings, please clarify the principal occupation and employment of each of your directors and nominees during the past five years. In this regard, the nature of the business conducted by the "capital investment fund" where Mr. Garrity serves is unclear.

Item 11. Executive Compensation, page 23

6.   With a view towards amended disclosure, please tell us how you complied with Item 402(n)(2)(vi) and (r)(2)(iv) of Regulation S-K as amended by Section II.A.2 of Securities Act Release No. 9089 (December 16, 2009), given your disclosure in the footnotes to your summary and director compensation tables on pages 18 and 22 that the amounts in the tables reflect the amounts recognized for financial statement reporting purposes. Also, given your disclosure that the exercisability of the options is performance based, please also tell us how you complied with Instruction 3 to Item 402(n)(2)(v) and (vi) of Regulation S-K, or amend accordingly.

Item 15. Exhibits and Financial Statement Schedules, page 24

7.   We note that you filed Exhibit 10.12 pursuant to Regulation S-K Item 601(b)(10) rather than (b)(2). Therefore, please refile the agreement with all attachments.

Signatures, page 26

8.   In future applicable filings, please indicate which individual is signing in the capacity of principal accounting officer or controller.

Note 1 – Description of Company and Summary of Significant Accounting Policies, page F-8

Concentrations of Credit Risk and Fair Value, page F-8

9.   We note your disclosures regarding the fair value of your financial instruments. Please revise future filings to provide all of applicable disclosures required by paragraph 820-10-50-2 of the FASB Accounting Standards Codification.

Note 9 – Operational Information and Export Sales, page F-21

10.   We note your disclosures of revenues by region. Please revise future filings to separately disclose revenues attributed to the United States (country of domicile). In addition, if revenues from any individual foreign country are material, please also revise to separately present those revenues. Finally, revise future filings to disclose your basis for attributing revenues from external customers to individual countries. Refer to paragraph 280-10-50-41a of the FASB Accounting Standards Codification.

11.   As appropriate, please also revise future filings to provide the disclosures required by paragraph 280-10-50-41b of the FASB Accounting Standards Codification.

Note 11 – Income Taxes, page F-23

12.   We note that you recorded a significant income tax benefit in 2009. It appears that this benefit was due to a loss on the outside basis in Willtek. Please explain to us in greater detail the nature of the income tax benefit. In this regard, it appears that the related income tax benefit was allocated primarily to continuing operations. Explain how you considered the guidance in Topic 740-20 of the FASB Accounting Standards Codification in concluding that such benefit should be recorded as continuing operations.

Note 12 – Commitments and Contingencies, page F-26

– Warranties, page F-25

13.   We note your disclosure here that costs related to your warranties have been 'minimal.' We separately note your disclosure on page F-18 that the warranty accrual has increased from $75,000 at December 31, 2008 to $315,000 at December 31, 2009. Please explain to us the reasons for the increase in the warranty accrual.

14.   Further to the above, revise future filings to provide the disclosures required by paragraph 460-10-50-8(c) of the FASB Accounting Standards Codification or otherwise revise future filings to clearly explain why such disclosure is not required.

<u>– Environmental Contingencies, page F-26</u>

15.   We note your disclosure that you are currently responsible for a ground water management plan. If it is at least reasonably possible that this matter could have a material negative impact on your financial statements, please revise your disclosures in future filings to disclose the range of possible loss If no such estimate of the range of possible loss can be made, revise future filings to clearly disclose that fact and the reasons why such estimate cannot be made. Refer to paragraphs 450-20-50-3 and 4 of the FASB Accounting Standards Codification.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

-   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Louis Rambo, Staff Attorney at (202) 551-3289 or Geoff Kruczek, Reviewing Attorney, at (202) 551-3641 with any other questions.

                                        Sincerely,

                                        Kevin L. Vaughn
                                        Accounting Branch Chief